CANADIAN WESTERN BANK
Think Western

First Quarter Report *January 31, 2002*

Canadian Western Bank continued its trend of solid earnings perform[illegible] 2002 and realized its 55th consecutive quarter of profitability. Rep[illegible]hs ended January 31, 2002 was $7.40 million, an increase of 13% f[illegible]ed earnings per share for the first quarter were $0.53 up 2% from th[illegible]

Message *to Shareholders*

First Quarter Financial Highlights

- Reported net income was $7.40 million, compared to $6.52 million for the first quarter 2001, an increase of 13%. Diluted earnings per share were $0.53 ($0.59 basic) compared to $0.52 ($0.58 basic) a year ago, an increase of 2%. Outstanding shares have increased by 1.3 million year over year primarily as a result of the equity issue in the second quarter of 2001.
- Net income from operations[1] was $7.40 million, compared to $7.52 million for the first quarter 2001. This comparison reflects a reduced net interest margin, due to the record low interest rate environment, and an increased effective income tax rate. Diluted earnings per share were $0.53 ($0.59 basic) compared to $0.59 ($0.67 basic) a year ago.
- Provision for income taxes[1] on a taxable equivalent basis[2] ("teb") increased $1.3 million or 36% compared to the same quarter last year. The estimated effective income tax rate has increased to approximately 38% this quarter (40% teb) from 33% last year.
- Credit quality remained strong with net impaired loans as a percentage of total loans at 0.12% this quarter compared to 0.16% for the first quarter 2001. We expect that the annual provision for credit losses will be 0.25% of average loans, considerably below the industry average.
- The efficiency ratio (teb) was 48.7% this quarter, an improvement of 1.6 percentage points from 50.3% one year ago. Our efficiency ratio continues to lead the Canadian banking industry.

Canadian Western Trust's fee income from trust services for the quarter ended January 31, 2002 increased 37% or $223,000 from the same period one year ago. The increase is due to a 23% increase in assets under administration and growth of 17% in self-directed RRSP and RRIF accounts in the same period. The diversification of services, such as registered pension plan custody, as well as the closure of the western offices of two national trust companies has contributed to the growth in fees and number of accounts.

The new South Edmonton Common branch opened in November 2001. Located in a power centre, this branch serves the retail and commercial requirements of the rapidly growing market area of southeast Edmonton and the neighbouring communities. Customer traffic has been steadily building and the branch's early results have surpassed our projections.

We are pleased with the Bank's growth and earnings performance in the first quarter particularly given the impact of the record low interest rate environment on net interest margin. This environment has provided us with new challenges but we remain focused on our fundamental strengths of maintaining low credit losses and growing our core business in a cost effective manner. We expect that our record of consistent results, full disclosure financial reporting and straightforward balance sheet structure, with an absence of recorded goodwill, intangibles or special purpose entities, will put us in a favourable position to cope with the increased scrutiny of accounting practices which is prevalent in the current business climate.

One factor that remains constant for your Bank is the commitment of our employees to continue to deliver our unique "Think Western" brand of service to our customers. And as always... the people of Canadian Western Bank remain committed to our goals of strong, steady and profitable growth.

March 7, 2002

On behalf of the Board of Directors,

Larry M. Pollock
President and Chief Executive Officer

1 Excludes unusual items, consistent with industry practice, to allow for more meaningful year-over-year comparisons. There were no unusual items in the current quarter. The unusual item recorded in the first quarter of 2001 was income tax expense of $1 million related to the write-down of future income tax assets to reflect reductions in future income tax rates.

2 Taxable equivalent basis (teb) is defined on page 2 of this report.

FINANCIAL HIGHLIGHTS

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2002	 October 31 2001	 January 31 2001	% change from January 31 2001
Results of operations (teb) – Reported				
Net interest income	**$ 21,994**	$ 22,295	$ 21,156	4.0 %
Total revenues	**27,908**	27,686	25,583	9.1
Net income before provision for income taxes	**12,379**	12,718	11,198	10.5
Provision for income taxes	**4,983**	4,412	4,676	6.6
Net income	**7,396**	8,306	6,522	13.4
Return on common shareholders' equity	**11.50 %**	13.19 %	13.11 %	(12.3)
Return on average total assets	**0.85 %**	0.97 %	0.84 %	1.2
Earnings per common share				
Basic	**$ 0.59**	$ 0.66	$ 0.58	1.7
Diluted	**0.53**	0.60	0.52	1.9
Efficiency ratio	**48.7 %**	48.6 %	50.3 %	(3.2)
Results of operations (teb) – Excluding unusual items (see explanation below)				
Net interest income	**$ 21,994**	$ 22,295	$ 21,156	4.0 %
Total revenues	**27,908**	27,686	25,583	9.1
Net income before provision for income taxes	**12,379**	12,718	11,198	10.5
Provision for income taxes	**4,983**	4,412	3,676	35.6
Net income from operations	**7,396**	8,306	7,522	(1.7)
Return on common shareholders' equity	**11.50 %**	13.19 %	15.06 %	(23.6)
Return on average total assets	**0.85 %**	0.97 %	0.97 %	(12.4)
Earnings per common share				
Basic	**$ 0.59**	$ 0.66	$ 0.67	(11.9)
Diluted	**0.53**	0.60	0.59	(10.2)
Efficiency ratio	**48.7 %**	48.6 %	50.3 %	(3.2)
Per Common Share				
Dividends	**$ 0.20**	$ 0.00	$ 0.18	11.1 %
Book value	**20.44**	20.08	17.70	15.5
Closing market value	**29.00**	26.27	27.00	7.4
Common shares outstanding (thousands)	**12,615**	12,560	11,315	11.5
Balance Sheet and Off-Balance Sheet Summary				
Assets	**$ 3,452,641**	$ 3,439,568	$ 3,126,293	10.4 %
Loans	**2,944,796**	2,882,636	2,623,486	12.2
Deposits	**3,059,948**	3,042,307	2,785,299	9.9
Debentures	**67,126**	67,126	67,126	0.0
Shareholders' equity	**257,809**	252,262	200,262	28.7
Assets under administration	**963,000**	873,538	781,565	23.2
Capital Adequacy				
Tier 1 ratio	**9.1 %**	9.3 %	8.1 %	12.3 %
Total ratio	**12.2 %**	12.5 %	11.5 %	6.1

Taxable Equivalent Basis (teb)
Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the Consolidated Statement of Income) includes tax-exempt income on certain securites. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The taxable equivalent basis includes an adjustment that increases interest income and the provision for income taxes by an amount that adjusts the income on the tax-exempt securities to what income would have been had they been taxed at the statutory rate. In prior periods, tax-exempt security income was insignificant and no taxable equivalent adjustments were made.

Unusual Items
Net income from operations excludes unusual items relating to non-cash income tax expense (first quarter of 2002 – $nil; fourth quarter of 2001 – $nil; first quarter of 2001 – $1 million) which relate to the write-down of future income tax assets due to future income tax rate reductions. Management follows the banking industry practice of performing year-over-year comparisons on net income adjusted to exclude unusual items and on reported net income calculated in accordance with generally accepted accounting principles (GAAP). Readers are cautioned that net income from operations does not have a standardized meaning under GAAP and may not be comparable to similar terms used by other companies.

Earnings per Share
Diluted earnings per share for the prior periods have been restated to reflect the required implementation of the new accounting standard on Earnings per Share (see note 2 on page 8 of this report).

Management's Analysis *of Operations and Financial Condition*

Management's analysis of operations and financial condition ("MD&A") should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the period ended January 31, 2002, included herein, and the Audited Consolidated Financial Statements and MD&A for the year ended October 31, 2001 included in the 2001 Annual Report on pages 31 through 69. Except as discussed below, all other factors discussed and referred to in the MD&A included in the 2001 Annual Report remain substantially unchanged.

OVERVIEW

In evaluating the Bank's performance, management reviews reported net income (as reported in the Consolidated Statement of Income) as well as net income from operations which is adjusted to exclude unusual items (as described in more detail on page 31 of the MD&A in the 2001 Annual Report). There were no unusual items in the first quarter of 2002. Net income from operations in the first quarter of 2001 excludes non-cash tax expense of $1 million related to the write-down of future income tax assets to reflect reductions in future tax rates.

Reported net income for the first quarter of 2002 was $7.40 million compared to $6.52 million for the first quarter last year, an increase of over 13%. Diluted earnings per share were $0.53 ($0.59 basic) this quarter compared to $0.52 ($0.58 basic) a year ago. Return on shareholders' equity and return on assets were 11.50% and 0.85% respectively, compared to 13.11% and 0.84% last year.

Net income from operations for the first quarter of 2002 was $7.40 million compared to $7.52 million one year ago. The related diluted earnings per share were $0.53 ($0.59 basic) compared to $0.59 ($0.67 basic) last year. Return on shareholders' equity and return on assets were 11.50% and 0.85% respectively, compared to 15.06% and 0.97% last year.

NET INTEREST INCOME

Continued strong loan demand in our markets is reflected in the increase of 12% in average interest earning assets from one year ago. Despite this growth in assets, net interest income (teb) increased only 4% over the same quarter last year due to the negative impact of the record low interest rate environment. The net interest margin was 2.58% this quarter compared to 2.65% last quarter and 2.77% one year earlier. The securities portfolio yield (teb) decreased to 4.34% for the three months ended January 31, 2002 from 5.71% for the same period last year. This decreased the net interest margin an estimated 15 basis points this quarter compared to the first quarter one year ago. The average prime rate has decreased 3.38% from one year ago and 1.42% from the previous quarter. Once interest rates begin to rise, the net interest margin is expected to recover.

CREDIT QUALITY

Credit quality remained strong. Net impaired loans as a percentage of total loans were 0.12% this quarter, compared to 0.25% at the end of the previous quarter and 0.16% one year ago. The allowance for credit losses at January 31, 2002 totalled $29.4 million. Of this amount, $7.3 million was allocated to specific provisions, compared with $6.9 million in the previous quarter. The general allowance was $22.1 million, an increase from $21.5 million at October 31, 2001. Relative to risk-weighted assets, the general allowance was 0.78% compared with 0.79% for the previous quarter and 0.84% one year ago.

The provision for credit losses for the first quarter was $1.94 million, compared with $1.52 million in each of the four quarters last year. The increase in the provision from last year reflects expected growth in the loan portfolio. The annual provision for credit losses is projected to be on target at approximately 25 basis points of average loans, compared to 23 basis points last year. This level of provisioning compares very favourably with the Canadian banking industry average.

OTHER INCOME

Other income was $5.91 million, an increase of $1.49 million or 34%, over the same quarter last year. All categories showed growth from one year ago. The increase in the "other" caption includes net gains on securities sales of $1.30 million this quarter compared to $349,000 for the same period last year. Gains in our fixed income securities portfolio arose from the reductions in market interest rates and have been realized to offset the effect of the decline in net interest margin. Trustee fees have increased 37% compared to last year.

Advisory

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

NON-INTEREST EXPENSES

Non-interest expenses were $13.59 million, an increase of $733,000 or 6%, over the same quarter last year. The increase primarily reflects the expansion of operations as 2001 new branch initiatives are fully included in the first quarter of 2002. The 9% growth in total revenues (teb) year-over-year exceeds the corresponding growth in expenses and as a result the efficiency ratio (expenses to revenues) improved to 48.7% from 50.3% in the first quarter last year. The improvement in this ratio is in part a reflection of economies of scale realized as a result of strong internal growth. The efficiency ratio target is 50% or less for 2002.

INCOME TAXES

The estimated effective income tax rate has increased to approximately 38% this quarter (40% teb) from 33% in fiscal 2001, as remaining unclaimed tax deductions were fully utilized last year and the Bank is fully taxable in fiscal 2002.

BALANCE SHEET

Total assets grew 10% from one year ago to reach $3,453 million. Total loans increased 12% from one year ago. New loan growth, excluding securities purchased under resale agreements, was $84 million or 3% during the quarter. Branch-generated deposits of $1,658 million increased 16% compared to January 31, 2001 balances while lower cost notice and demand deposits showed a substantial increase of 31% from one year ago. There are no intangibles or goodwill recorded on the balance sheet.

Off-balance sheet assets include trust assets under administration which reached $963 million this quarter, up 23% from one year ago and 10% from the previous quarter. Other off-balance sheet items relate to industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit) and financial instruments (primarily interest rate swaps) used to reduce the risk from changing market prices. More detailed information on the nature of these off-balance sheet financial instruments is provided in Notes 12(a) and 16 of the 2001 Annual Report. The Bank does not have any special purpose entities.

CAPITAL FUNDS

Capital funds, consisting of subordinated debentures and shareholders' equity, reached $325 million at January 31, 2002, compared to $319 million last quarter and $267 million one year ago. Proceeds from the issue of 1.1 million common shares in the second quarter of last year, net of tax-effected issue costs, totalled $28.6 million. This increase combined with retained earnings, net of dividends, and proceeds from the exercise of options accounted for the increase in capital funds year over year.

Book value at January 31, 2002 was $20.44 per share compared to $17.70 one year ago. The capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, was strong with a Tier 1 component of 9.1% and a total ratio of 12.2%. The comparative percentages were 9.3% and 12.5%, respectively, at October 31, 2001 and 8.1% and 11.5% one year ago. The Tier 1 capital is of the highest quality, comprised entirely of common share capital and retained earnings.

YEAR TO DATE PERFORMANCE COMPARED TO TARGETS

The performance targets established for this fiscal year are presented in the table below together with the actual financial performance for the first quarter (Q1) ended January 31, 2002 on an annualized basis and for the growth targets performance is also shown on a quarter-over-same quarter last year basis.

As anticipated, the low interest rate environment affected the first quarter financial results as compared to fiscal 2001. Revenues are expected to show higher growth as the year progresses and will be enhanced if market interest rates, particularly short term rates, begin to rise.

		Performance	
	2002 Target	Q1 Annualized	Q1 2002 vs. Q1 2001
Net income before tax (teb) growth	12%	6%	11%
Net income growth	5%	(2)%	13%
Total revenue (teb) growth			
Excluding gains on security sales	12%	3%	5%
Including gains on security sales		6%	9%
Loan growth	14%	9%	12%
Credit losses	0.25% or less	0.25%	
Efficiency ratio (teb)	50% or less	48.7%	
Return on assets	0.90% or greater	0.85%	

INTERIM CONSOLIDATED STATEMENT OF INCOME

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2002	October 31 2001	January 31 2001	% change from January 31 2001
Interest Income				
Loans	**$ 47,938**	$ 52,421	$ 53,569	(10.5)%
Securities	**3,193**	3,704	3,841	(16.9)
Deposits with regulated financial institutions	**1,014**	1,740	2,331	(56.5)
	52,145	57,865	59,741	(12.7)
Interest Expense				
Deposits	**29,604**	34,565	37,581	(21.2)
Debentures	**997**	1,005	1,004	(0.7)
	30,601	35,570	38,585	(20.7)
Net Interest Income	**21,544**	22,295	21,156	1.8
Provision for credit losses	**1,935**	1,524	1,524	27.0
Net Interest Income after Provision for Credit Losses	**19,609**	20,771	19,632	(0.1)
Other Income				
Credit related	**2,542**	2,546	2,389	6.4
Retail services	**940**	893	825	13.9
Trust services	**828**	586	605	36.9
Other	**1,604**	1,366	608	163.8
	5,914	5,391	4,427	33.6
Net Interest and Other Income	**25,523**	26,162	24,059	6.1
Non-Interest Expenses				
Salaries and employee benefits	**7,966**	7,872	7,395	7.7
Premises and equipment	**2,722**	2,581	2,368	14.9
Other expenses	**2,547**	2,446	2,698	(5.6)
Provincial capital taxes	**359**	545	400	(10.3)
	13,594	13,444	12,861	5.7
Net Income before Provision for Income Taxes	**11,929**	12,718	11,198	6.5
Provision for income taxes (Note 3)	**4,533**	4,412	4,676	(3.1)
Net Income	**$ 7,396**	$ 8,306	$ 6,522	13.4 %
Average number of common shares outstanding	**12,584,053**	12,554,899	11,248,289	11.9 %
Average number of diluted common shares (Note 2)	**14,779,130**	14,755,560	13,508,388	9.4 %
Earnings per Common Share				
Basic	**$ 0.59**	$ 0.66	$ 0.58	1.7 %
Diluted (Note 2)	**$ 0.53**	$ 0.60	$ 0.52	1.9 %

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

(unaudited) ($ thousands)	As at January 31 2002	As at October 31 2001	As at January 31 2001	% change from January 31 2001
Cash Resources				
Cash	**$ 1,810**	$ 1,945	$ 1,522	18.9 %
Deposits with regulated financial institutions	**144,446**	190,978	176,498	(18.2)
Cheques and other items in transit, net	**57,687**	39,885	44,455	29.8
	203,943	232,808	222,475	(8.3)
Securities				
Issued or guaranteed by Canada	**83,520**	118,549	108,557	(23.1)
Issued or guaranteed by a province	**95,606**	117,034	92,653	3.2
Other securities	**76,479**	32,837	28,445	168.9
	255,605	268,420	229,655	11.3
Loans *(net of allowance for credit losses)*				
Securities purchased under resale agreements	**53,436**	75,000	70,518	(24.2)
Residential mortgages	**553,554**	552,585	505,329	9.5
Other	**2,337,806**	2,255,051	2,047,639	14.2
	2,944,796	2,882,636	2,623,486	12.2
Other				
Land, buildings and equipment	**15,582**	16,014	14,250	9.3
Other assets	**32,715**	39,690	36,427	(10.2)
	48,297	55,704	50,677	(4.7)
Total Assets	**$3,452,641**	$ 3,439,568	$ 3,126,293	10.4 %
Deposits				
Payable on demand	**$ 87,014**	$ 78,562	$ 64,017	35.9 %
Payable after notice	**414,623**	370,566	318,096	30.3
Payable on a fixed date	**2,558,311**	2,593,179	2,403,186	6.5
	3,059,948	3,042,307	2,785,299	9.9
Other				
Other Liabilities	**67,758**	77,873	73,606	(7.9)
Subordinated Debentures				
Conventional	**13,126**	13,126	13,126	0.0
Convertible	**54,000**	54,000	54,000	0.0
	67,126	67,126	67,126	0.0
Shareholders' Equity				
Capital stock	**144,611**	143,942	112,510	28.5
Retained earnings	**113,198**	108,320	87,752	29.0
	257,809	252,262	200,262	28.7
Total Liabilities and Shareholders' Equity	**$3,452,641**	$ 3,439,568	$ 3,126,293	10.4 %

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) ($ thousands)	For the three months ended January 31 2002	 January 31 2001
Capital Stock		
Balance at beginning of period	**$ 143,942**	$ 111,342
Common shares issued:		
Exercise of employee stock options	**669**	1,168
Balance at end of period	**144,611**	112,510
Retained Earnings		
Balance at beginning of period	**108,320**	83,253
Net income for the period	**7,396**	6,522
Dividends	**(2,518)**	(2,023)
Balance at end of period	**113,198**	87,752
Total Shareholders' Equity	**$ 257,809**	$ 200,262

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited) ($ thousands)	For the three months ended January 31 2002	January 31 2001
Cash Flows Provided by (Used in) Operating Activities		
Net income	$ 7,396	$ 6,522
Adjustments to determine net cash flows:		
Provision for credit losses	1,935	1,524
Depreciation and amortization	785	851
Future income taxes, net	(1,100)	1,930
Gain on sale of securities, net	(1,300)	(350)
Accrued interest receivable and payable, net	3,680	3,293
Current income taxes payable, net	(9,091)	2,341
Other items, net	3,370	(2,158)
	5,675	13,953
Cash Flows Provided by (Used in) Financing Activities		
Deposits, net	17,641	57,491
Dividends	(2,518)	(2,023)
Common shares issued, net of issue costs	669	1,168
	15,792	56,636
Cash Flows (Used in) Provided by Investing Activities		
Loans, net	(64,095)	(64,919)
Interest bearing deposits with regulated financial institutions, net	64,824	(14,154)
Securities, net	14,115	2,112
Land, buildings and equipment, net	(352)	(242)
	14,492	(77,203)
Increase (Decrease) in Cash and Cash Equivalents	35,959	(6,614)
Cash and Cash Equivalents at Beginning of Period	43,452	48,020
Cash and Cash Equivalents at End of Period *	$ 79,411	$ 41,406
* **Represented by:**		
Cash resources per Consolidated Balance Sheet	$ 203,943	$ 222,475
Less interest bearing deposits with regulated financial institutions	124,532	181,069
Cash and Cash Equivalents at End of Period	$ 79,411	$ 41,406

Supplemental Disclosure of Cash Flow Information		
Amount of interest paid in the period	$ 28,981	$ 33,842
Amount of income taxes paid in the period	$ 13,797	$ 1,459

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes *to Interim Consolidated Financial Statements*

($ thousands, except per share amounts)

1. BASIS OF PRESENTATION

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the Consolidated Financial Statements for the year ended October 31, 2001, except as explained in Note 2 below. These interim unaudited consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Consolidated Financial Statements included in the Bank's 2001 Annual Report.

2. CHANGE IN ACCOUNTING POLICY – EARNINGS PER SHARE

Effective November 1, 2001, the Bank adopted the treasury stock method of calculating diluted earnings per share as required by the Canadian Institute of Chartered Accountants' revised accounting standard. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the period. Prior to November 1, 2001, the imputed earnings method of calculating diluted earnings per share was used which assumed that exercise proceeds were invested to earn a return.

The new method was applied retroactively with restatement of prior periods. Under the previous method, diluted earnings per share were $0.01 higher in each of the comparative quarters and $0.05 higher for the year ended October 31, 2001.

3. INCOME TAXES

There are no unusual, non-cash tax items in the provision for income taxes in the first quarter of 2002. In fiscal 2001, the provision included unusual, non-cash items representing the write-down of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes.

Write-downs were recorded in the first ($1,000) and third ($250) quarters of 2001 representing federal and provincial income tax rate reductions respectively. The Bank's future income tax asset position arises primarily from the general allowance for credit losses which is not allowed as a current deduction for tax purposes.

4. OUTSTANDING SHARE DATA

As at January 31, 2002 the Bank had 12,614,516 common shares outstanding. In addition there were two outstanding debentures with a combined principal amount of $54,000 that are convertible into a total of 1,799,344 common shares and employee stock options that have been issued which are or will be exercisable into 1,156,422 common shares (1,212,706 authorized) for proceeds of $21,875. During the first quarter, 140,806 employee stock options were granted with an average exercise price of $26.73 per share. Of the options granted 103,150 (140,000 authorized) are subject to shareholder and Toronto Stock Exchange approval.

5. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder *Information*

Head Office
Canadian Western Bank
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Head Office
Canadian Western Trust Company
Suite 2230, 666 Burrard Street
Vancouver, BC V6C 2Y8
Telephone: (604) 669-0081
Fax: (604) 685-9997
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 970, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3N6
Telephone: (780) 448-7598
Fax: (780) 426-4032

Investor Relations
For further financial information
call Jon W. Kieran at
Hume, Kieran Inc.
Telephone: (416) 868-1079
Fax: (416) 868-6198
or visit our website at
www.cwbank.com/investor_info

Online Investor Presentation
Supplemental financial information for investors and analysts is available on our website at www.cwbank.com/investor_info

Webcast
A live audio webcast and conference call took place on Friday, March 8, 2002 with Bank executives, analysts and investors. The webcast is archived on our website at www.cwbank.com/investor_info until June 7, 2002. A replay of the conference call is available until March 22, 2002 by dialing toll-free 1-877-289-8525 and entering passcode 164512#.